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EXHIBIT 99.1


                    CAUTIONARY STATEMENT FOR PURPOSES OF THE
                     "SAFE HARBOR" PROVISIONS OF THE PRIVATE
                    SECURITIES LITIGATION REFORM ACT OF 1995


         Micrion Corporation (the "Company") desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this Exhibit 99.1 in its Form 10-K in order to do so.

         The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual consolidated results for the Company's current quarter and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company:

         The exercise of cancellation or termination provisions contained in the Company's multiple-system purchase agreement with Read-Rite Corporation, including provisions that entitle the customer to cancel issued purchase orders or to terminate the agreement for convenience.

         A significant portion of the Company's revenues historically has been generated from the Far East. Given the current turmoil and confusion that surrounds the Asian market, it is possible that some or all of the Company's customers in that region could continue to reduce spending for new capital equipment, which would have a material adverse effect on the Company's operations in future quarters.

         The inability of the Company to make deliveries required under the multiple-system purchase agreement referenced in the second preceding paragraph or any other purchase orders as a result of a lack of production capacity, manpower, inability to acquire necessary materials for manufacturing, or otherwise.

         Difficulties associated with the use of the Company's machines for production applications, which are new applications of the Company's equipment, by the customer who is a party to the multiple-system purchase agreement referenced in the preceding paragraph or by any other customers similarly using the Company's machines, and the warranty, service and other costs that might result in connection with such difficulties.

         Any factor adversely affecting the semiconductor and data storage industries, which are highly cyclical, or particular segments within those industries.

         A variety of factors which vary substantially over time, including: conditions in the semiconductor and data storage industries; competitive pricing pressures; the timing of orders from customers; the timing of new product introductions by the Company and competitors; customer acceleration, cancellation or delay of shipments; changes in the mix of types of systems sold; changes in the mix of systems, service and parts revenues; the length of sales cycles; the relative proportions of domestic and foreign shipments; the mix of product and contract revenues; the mix and timing of government and commercial contracts activity; the level and timing of selling, general and administrative expenses and research and development expenses; specific feature needs of customers, some of which may be available in competitors' systems but not in the Company's systems; production delays; and currency exchange rate fluctuations.

         The timing of recognition of revenue from a single system order, either pursuant to customer acceptance of a system or percentage of completion contract accounting; announcements by the Company or its competitors of new products and technologies; the deferral or loss of an anticipated order could have a material adverse effect on the Company's results of operations.





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         Difficulties in developing and introducing new products and enhancements on a timely and cost effective basis or in product selection, timely and efficient completion of product design, implementation of manufacturing and assembly processes and effective sales and marketing; reliability or quality problems with new products.

         Inability to anticipate both future demand and the availability of technology to satisfy that demand in the development of new products.

         Factors in connection with the facts that certain of the Company's competitors and potential competitors have substantially greater financial, marketing, technological and production resources than the Company and that certain of these competitors are themselves semiconductor manufacturers, and, therefore, familiar with semiconductor manufacturing.

         Inability of the Company to manage growth in production and in its employee base, which has placed, and will continue to place, a significant strain on the Company's management, financial and operating resources, and to expand its customer services and support, increase personnel throughout the Company, expand operational and financial systems and implement new control procedures; inability to attract qualified personnel or successfully manage expanded operations; factors that may impact the valuation of inventories; inability to deal with constraints that might adversely affect its ability to satisfy customer demand in a timely fashion or to provide consistent levels of support to existing customers.

         Factors inherent in international operations, including changes in demand resulting from fluctuations in exchange rates, the risk of government financed or subsidized competition, changes in trade policies and tariff regulations, difficulties in obtaining U.S. export licenses and geopolitical risks, and fluctuations in foreign currencies that might impact the prices quoted by the Company to prospective customers and thereby affect the Company's ability to obtain orders from such foreign customers.

         Factors related to the fact that the Company markets and sells its products through independent sales representatives and a Japanese distributor, which results in lower gross profit margins on sales to foreign customers and the fact that an increase in the proportion of international sales could negatively affect the Company's gross profit margins.

         A lack of success, or associated costs, in defending pending lawsuits brought by certain stockholders of the Company, each of which purports to be brought on behalf of a class of purchasers of the Company's common stock from April 26, 1996 through June 21, 1996, alleging that the Company made false and misleading statements to the public concerning the nature of its sales agreement with Read-Rite Corporation.

         The loss of one or more significant customers or the inability of the Company to attract new customers to replace these customers.

         Risks associated with the expenditures of substantial funds and management effort in anticipation of a sale even though a sale may not result from the effort, as a result of lengthy sales cycles.

         The risk of significant delays or interruptions in the delivery of components or parts, such as high voltage power suppliers, from current suppliers, receipt of defective components or parts, as well as difficulties or delays in shifting manufacturing capacity to new suppliers.

         Inability to attract and retain certain qualified employees, such as key scientific, marketing and management personnel, who are in limited supply and are difficult to attract and retain.

         Difficulties in protecting the Company's technology or in responding to the development of similar technology by others.




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         Interruption by fire, earthquakes or other catastrophic events, power failures, work stoppages, regulatory actions or other causes to either of the Company's production facilities, where the Company's manufacturing inventory is maintained.